Via Facsimile and U.S. Mail
Mail Stop 6010


November 23, 2005



Dr. Paul Kolker, M.D.
President and Chief Executive Officer
Long Island Physician Holdings Corporation
One Huntington Quadrangle
Suite 4C-01
Melville, NY 11747

      Re:	Long Island Physician Holdings Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
	          Filed September 23, 2005
		File No.  000-27654

Dear Mr. Kolker:

       We have reviewed your response letter dated October 13,
2005
to our comment letter dated September 29, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Contingent Reserve Requirement, page F-11
1. Please include disclosure as provided in your response with regards to the consequences to your operations, cash flows and financial position that arise from not meeting the contingent reserve fund requirement or tell us why an amendment is not necessary. We believe it is important for the readers of your financial statements to understand that the NYSID and DOH could direct you to shutdown if
they believed you were insolvent.  In addition, please enhance your
disclosure in MD&A under Capital Reserves and Liquidity on page 20 with regards to the consequences of not meeting the contingent reserve fund requirement. Please refer to Item 303 of Regulation S-K and FRC 501.02.
*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant